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                            November 17, 2022

       Marcos Gradin
       Chief Financial Officer
       Loma Negra Compania Industrial Argentina Sociedad Anonima
       Cecilia Grierson 355 , 4th Floor
       Zip Code C1107CPG     Ciudad Aut  noma de Buenos Aires
       Republic of Argentina

                                                        Re: Loma Negra Compania
Industrial Argentina Sociedad Anonima
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Response dated
November 2, 2022
                                                            File No. 1-38262

       Dear Marcos Gradin:

               We have reviewed your November 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 19, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       General

   1. We have read your response to comment one noting that you have re-assessed your conclusion on
effectiveness of your disclosure controls and procedures and that you believe that they were
effective as of December 31, 2021. We continue to consider the omitted disclosures and
information required to comply with SK 1300 to be material and do not agree with your
assessment. Please revise to state that your disclosures controls and procedures were not
effective as of December 31, 2021 in your amended Form 20-F.
 Marcos Gradin
FirstName LastNameMarcos   Gradin
Loma Negra  Compania Industrial Argentina Sociedad Anonima
Comapany 17,
November  NameLoma
              2022    Negra Compania Industrial Argentina Sociedad Anonima
November
Page 2    17, 2022 Page 2
FirstName LastName
      If you have questions regarding mining comments, please contact Ken Schuler, Mine
Engineer at (202) 551-3718 or Craig Arakawa at (202) 551-3650. You may contact Mindy
Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing